PUBLICIS GROUPE S.A.
133 AVENUE DES CHAMPS-ELYSEES
75008 PARIS, FRANCE

February 20, 2007

Securities and Exchange Commission
Mail Stop 4561
100 F. St. NE
Washington, DC 20549-3561
U.S.A.

Attention: Cecilia B. Blye, Chief
                   Office of Global Security Risk

Re:   Publicis Groupe S.A.
         Form 20-F for Fiscal Year Ended December 31, 2005
         File no. 1-14736

Dear Ms. Blye:

We acknowledge receipt of your further letter addressed to Maurice Lévy, dated January 18, 2007, asking us to expand the materiality analysis included in our response letter dated January 4, 2007, to discuss relevant qualitative factors as requested in your first letter dated December 1, 2006.

We do not believe the business carried out by Publicis Groupe agencies in Syria has an impact on the reputation or share value of Publicis Groupe S.A. or upon the value of our 25% interest in Saatchi & Saatchi
Beirut SAL, or on any other factors that a reasonable investor would deem important in making an investment decision, for the following reasons:

1.  We do not have a permanent presence in Syria: Operations in Syria are carried out from Beirut.

2.  We work in Syria primarily at the request of global clients (Procter & Gamble, Renault) who are doing business in Syria. Our only local client is foreign-owned (Spacetel, a telecommunications company, is a subsidiary of a holding company based in Dubai, United Arab Emirates). We do not provide services to the government of Syria or any state-owned companies.

3.  Our total revenues derived from operations in Syria are less than $1 million per year and are not material to the financial results of Publicis Groupe S.A., which had revenues of approximately $5.8 billion in 2006.

4.  Even though our website erroneously listed a presence in Syria for approximately four years before we corrected the error and removed the listing in December 2006, we never received a question, comment or complaint regarding our doing business in Syria.

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC; that staff comments or changes to disclosure

in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the company may not assert staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.

Please let the undersigned know if you require any further information.

Sincerely,

Russell Kelley
General Counsel